

April 8, 2014

<u>**Via E-mail**</u>

Nancy H. Wojtas, Esq.
Cooley LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306

   Re: XenoPort, Inc.
     Preliminary Proxy Statement
     Filed April 3, 2014
     File No. 000-51329

Dear Ms. Wojtas:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1. We note on page 7 that proxies may be solicited by personal interview, mail, telephone, facsimile, email, Twitter, other electronic channels of communication, or otherwise. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

2. On a related note, please describe the "other electronic channels of communication" you intend to use.

Background of Solicitation, page 10

3.   We note that you do not refer to any settlement proposals exchanged with the Clinton Group, which proposals are discussed by the Clinton Group. Please tell us, with a view toward revised disclosure, whether you exchanged any settlement proposals with the Clinton Group.

Proposal 1 Election of Directors, page 12

4.   We note your disclosure in the third paragraph on page 12 that you may introduce substitute or additional nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

5.   Please revise your disclosure to explain why you recommend that security holders vote for your nominees.

Proposal 3 Advisory Vote on Executive Compensation, page 28

6.   Please revise your disclosure to explain why you recommend that security holders vote in favor of this proposal.

Stockholder Proposals, page 43

7.   Please revise your disclosure relating to the shares owned by the Clinton Group to be consistent with the Clinton Group's disclosure in its proxy statement.

Proposal 6 Stockholder Proposal to Amend Bylaws to Limit Board Compensation, page 45

8.   Please revise your disclosure for this proposal and proposals 7 and 8 to describe the advantages for each proposal.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions